Exhibit 99.1

revolving Loan facility

THIS AGREEMENT IS MADE AND ENTERED INTO

between

Ctrip.com (Hong Kong) Limited, a company incorporated and existing under the laws of Hong Kong, with its registered office at Unit 3003 30/F PAUL Y CENTRE 51HUNG TO ROAD KWUN TONG KL HONGKONG (the “Lender”)

and

MAKEMYTRIP FZ LLC, registered as a Free Zone Company with limited liability under the laws of Dubai and having its office at Premises No.: 3306, Floor: 33, Shatha Tower, Dubai, UAE (the “Borrower”).

The Lender and the Borrower are hereinafter collectively referred to as the “Parties”.

WHEREAS the Lender agrees to make available the sum of USD70’000’000.00 (Seventy-million USD) (the “Loan facility”) to the Borrower;

WHEREAS the Borrower agrees to borrow the said sum from Lender upon the terms and conditions set forth herein;

NOW, THEREFORE, the Parties have agreed as follows:

Article 1 – Loan

1.1.

Subject to the provisions of this Agreement, the Lender agrees that from time to time during the term of this Agreement it shall lend to Borrower sums which, in the aggregate principal amount outstanding at any one time, shall not exceed the Loan Facility amount.

1.2.

The Loan Facility shall be a revolving credit and Borrower may request drawdown, repay and re-borrow amounts during the continuation of the Loan Facility, subject to the applicable provisions of this Agreement.

1.3.	The minimum requested amount for each drawdown is USD10’000’000.00
1.4.	The Borrower shall use the proceeds solely for the purpose of its ordinary business or inter-se funding of the MakeMyTrip group companies.

Article 2 – Margin, Interest and Interest period

2.1.

The drawdown date of each request is the date when the Borrower wish to receive the fund (“Drawdown Date”). The notice period for the 1st drown down should be at least 30 calendar days. Any subsequent drawdown should allow at least 3 business days for the Lender to prepare the fund. The borrowing would be for a maximum period of two years and the borrower can pre-pay partially or fully at monthly interval. Every drawdown shall be approved by the Lender in writing and subject to conditions as set forth in Article 5.7.

2.2.	Interest shall accrue on the outstanding principal amount at the rate of USD libor + margin. At the time of signing of this Agreement, the margin is 3.00%. Since the margin reflects Lender Group’s overall cost of funding, the Lender maintains the right to adjust the margin from time to time as it deems necessary. Any changes to the margin shall be communicated by the Lender in writing to the Borrower.

Following the end of each month, the Borrower will receive a monthly interest statement from the Lender. Interest shall be paid by the Borrower within ten (10) business days following the date of the interest statement.

2.3.	The interest will be paid gross and without any deduction whatsoever
2.4.	All payments by the Borrower to the Lender hereunder shall be made into a bank account to be specified by the Lender.

Article 3 – Duration

3.1.	The Loan is available to the Borrower for a period of two (2) years. The last day of the Loan Facility (the “Maturity date”) is two years after the 1st Drawdown date.

Article 4 – Repayment

4.1

Borrower undertakes that at the Loan Facility Maturity date, to repay immediately to the Lender the total outstanding balance of the matured drawdowns including all accrued interest without any further notification or formality.

Article 5 – Representations and Warranties

5.1	Binding Agreement.

This Agreement to which Borrower is a party has been duly and properly executed by Borrower, constitutes the valid and legally binding obligation of Borrower and is fully enforceable against Borrower in accordance with its respective terms, subject only to laws affecting the rights of creditors generally and application of general principles of equity.

5.2	No Conflicting Agreements.

The execution, delivery and performance by Borrower of this Agreement to which Borrower is a party and the borrowings hereunder will not (a) violate (i) any provision of law or any order, rule or regulation of any court or agency of government, (ii) any award of any arbitrator, or (iii) any indenture, contract, agreement, mortgage, deed of trust or other instrument to which Borrower is a party or by which Borrower or any of its property is bound, or (b) be in conflict with, result in a breach of or constitute (with due notice and/or lapse of time) a default under, any such award, indenture, contract, agreement, mortgage, deed of trust or other instrument, or result in the creation or imposition of any lien upon any of the property or assets of Borrower.

5.3	Litigation.

Except to the extent already disclosed by the Borrower in its public/ SEC filings, there are no judgments, injunctions or similar orders or decrees, claims, actions, suits or proceedings pending or threatened against or affecting Borrower or any property of Borrower, at law or in equity, by or before any court or any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which could result in any material adverse change in the business, operations, prospects, properties or in the condition, financial or otherwise, of Borrower, and Borrower are not in default with respect to any judgment, order, writ, injunction, decree, rule or regulation of any court or any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which could have a material adverse effect on Borrower.

5.4	Taxes.

Borrower has paid or caused to be paid all local and foreign jurisdiction taxes to the extent that such taxes have become due and has filed or caused to be filed all local and foreign jurisdiction tax returns which are required to be filed by Borrower.

5.5	Financial Information.

All financial statements, schedules, reports and other information supplied to Lender by or on behalf of Borrower heretofore and hereafter are and will be true and complete.

5.6	Outstanding Indebtedness.

Borrower has no outstanding indebtedness except as permitted by hereof and there exists no default under the provisions of any instrument evidencing such indebtedness or under the provisions of any agreement relating thereto.

5.7	Conditions of Lending.

At the time of every drawdown under this Agreement, Lender shall be fully satisfied that

A.  all of the covenants, conditions, warranties and representations set forth herein have been complied with and are true and complete on and as of such time with the same effect as though such covenants, conditions, warranties and representations had been made on and as of such time,

B. No Event of Default nor any event which, upon the giving of notice and/or the lapse of time, could constitute an Event of Default shall have occurred,
C. The documents and matters required to be executed, delivered, opined and/or certified shall be in full force and effect and/or true and complete, as the case may be, and
D. The sum of total free cash and bank facility available to the Borrower is lower than USD thirty million (US$30,000,000).
5.8	Undertakings from the Borrower

A. The Borrower undertakes, after the 1st drawdown till the maturity date of the Loan facility, to send quarterly rolling cash flow forecast of six (6) months to the Lender, including summary of cash position and bank facilities inside and outside India.

B. The Borrower undertakes, that to the extent of any unpaid drawdown it shall, deposit any free cash position above USD fifty million (US$50,000,000) outside India to the Lender, on arm’s length terms and conditions reflecting market conditions based on average quotations Borrower could receive from banks

Article 6 – Affirmative Covenants

Borrower covenants and agrees with Lender that, during the term of this Agreement and until (a) all of the Loan Facility have been paid in full and (b) there exists no commitment by Lender which could give rise to any Loan Facility, Borrower will absolutely and unconditionally do and perform each of the following acts, promises and covenants:

6.1	Taxes.

Pay and discharge, all taxes, assessments and governmental charges upon Borrower and their income and properties on a timely basis prior to the date on which penalties attach thereto unless and to the extent only that the same are being diligently contested by Borrower, as the case may be, in good faith by appropriate proceedings, provided, however, that (a) Lender shall have been given reasonable prior written notice of intention to contest, (b) non-payment of the same will not, in Lender’s sole discretion, impair any of Lender’s rights or remedies or the prospect for full and punctual payment of all of the Loan Facility, and (c) Borrower establishes reasonable reserves for any liabilities being contested and for expenses arising out of such contest.

6.2	Litigation.

Promptly notify Lender in writing of any action, suit or proceeding at law or in equity by or before any court, governmental agency or instrumentality which could result in any material adverse change in the business, operations, prospects, properties or assets or in the condition, financial or otherwise, of Borrower.

6.3	Further Assurances and Corrective Instruments.

Promptly execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, from time to time to Lender such supplements hereto and such other instruments and documents as may be reasonably requested by Lender to protect and preserve Lender’s rights and remedies hereunder.

6.4	Financial Information.

Deliver to Lender promptly upon Lender’s reasonable request, and periodically if Lender shall so require, such written statements, schedules or reports (which shall be certified if required by Lender) in such form, containing such information and accompanied by such documents as may be satisfactory to Lender from time to time concerning Borrower’ or any affiliate’s financial condition or business operations or any other matter or matters, including, without limitation, copies of local or foreign jurisdiction’s tax returns of Borrower, and permit Lender and its respective agents and designees to discuss Borrower’ financial condition and business operations with Borrower’ officers and employees.

6.5	Notice of Event of Default.

Immediately notify Lender in writing of the occurrence of any Event of Default or any event which, with the giving of notice and/or the lapse of time, could constitute or result in an Event of Default and the facts with respect thereto.

Article 7 – Negative Covenants

Borrower covenants and agrees with Lender that, until (a) all Loan Facility have been paid in full and (b) there exists no commitment by Lender which could give rise to any Loan Facility and, Borrower will not, directly or indirectly, without the prior written consent of Lender:

7.1	Indebtedness.

Create, incur, assume or permit to exist any indebtedness except (a) indebtedness incurred hereunder, and (b) current Indebtedness incurred in the ordinary course of business.

7.2	Liens.

Create, incur, assume or permit to exist, directly or indirectly, any lien upon any of Borrower’s properties or assets, now owned or hereafter acquired by Borrower, other than liens permitted by Lender.

7.3	Guaranties.

Guarantee or otherwise in any way become or be responsible for obligations or indebtedness of any other person (except for its own subsidiaries and group companies), whether by agreement to purchase the indebtedness of any other person, by agreement for the furnishing of funds to any other person for the purchase of goods, supplies or services, or by way of stock purchase, capital contribution, advance or loan for the purpose of paying or discharging indebtedness of any other person, or otherwise, except that Borrower may endorse negotiable drafts for collection in the ordinary course of business.

Article 8 – Event of Default

The occurrence of any one or more of the following events shall constitute an “Event of Default”:

A.

Any representation or warranty made herein or in any statement, report, certificate, opinion, financial statement or other document furnished or to be furnished in connection with this Agreement shall be false or misleading.

B.

Failure of Borrower to pay any of the Loan Facility, including, without limitation, any sum due any Lender under this Agreement, when and as the same shall become due, whether at the due date thereof, by acceleration or otherwise, and, except for a failure to pay the Loan Facility at Maturity, such failure continues uncured for five (5) days following written notice from Lender to Borrower of the failure.

C.

Default by Borrower with respect to any indebtedness of Borrower to any person or with respect to any lien or document securing any indebtedness of Borrower to any person after expiration of any applicable grace period but whether or not any required notice has been given, and a determination by Lender, in good faith but in its sole discretion, that the same could have a material adverse effect on Borrower or the prospect for full and punctual payment and performance of all of the Loan Facility.

D.	Failure of Borrower or any other person to observe or perform any warranty, covenant, condition or agreement to be observed or performed by Borrower or such other person under this Agreement.
E.

Borrower, or any guarantor of any of the Loan Facility shall (i) admit in writing their insolvency or their inability to pay their debts as they mature, (ii) make a general assignment for the benefit of creditors, (iii) commence a case under or otherwise seek to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law, statute or proceeding, or (iv) by any act indicate their consent to, approval of or acquiescence in any such proceeding or the appointment of any receiver of or trustee for Borrower or any such guarantor or a substantial part of their property, or suffer any such receivership, trusteeship or proceeding to continue undismissed for a period of 60 days.

F.	Entry of any judgment, order, award or decree against Borrower, any affiliate or any guarantor of any of the Loan Facility and a determination by Lender, in good faith but in its sole discretion, that the same, when aggregated with all other judgments, orders, awards and decrees outstanding, if any, against Borrower, any affiliates and any guarantors of any of the Loan Facility, could have a material adverse effect on Borrower or the prospect for full and punctual payment and performance of all of the Loan Facility, if the same shall not have been discharged or execution thereof stayed within 30 days after entry thereof or discharged within 30 days after the expiration of any such stay, and if the same is not fully covered by applicable insurance (which shall not include any bonding or other arrangement in connection with which Borrower, any affiliate or any guarantor of any of the Loan Facility may be liable for indemnification to any extent).

G.

Any material assets of Borrower or any affiliate or any guarantor of any of the Loan Facility shall be attached, levied upon, seized or repossessed or come into the possession of a trustee, receiver or other custodian.

H.

A determination by Lender, in good faith but in its sole discretion, that any material adverse change has occurred or is imminent in (i) the financial condition of Borrower or the prospect for full and punctual payment and performance of all of the Loan Facility, or (ii) the financial condition of Lender.

I.	Borrower or any guarantor of any of the Loan Facility shall be or become insolvent or unable to pay their debts as they mature.

Article 9 – Rights and Remedies

Upon and after the occurrence of an Event of Default, Lender may, without notice or demand, exercise in any jurisdiction in which enforcement hereof is sought, any or all of the following rights and remedies, in addition to the rights and remedies available to Lender under applicable law, all such rights and remedies being cumulative and enforceable alternatively, successively or concurrently:

A.

Declare Lender’s principal amount, all interest accrued and unpaid thereon and all other Loan Facility to be immediately due and payable and the same shall thereupon become immediately due and payable without presentment, demand for payment, protest or notice of any kind, all of which are hereby expressly waived.

B.	Requiring Borrower to pay an overdue fine at the rate of 5% in addition to the accrued interest of the outstanding balance until the Borrower fulfil its obligations under the above Article 9A.
C.	Institute any proceeding or proceedings to enforce the repayment of the Loan Facility.
D.

Cease making drawdowns hereunder and under any other commitments or credit accommodations of Lender to Borrower and stop and retract the making of any drawdown hereunder or thereunder which may have been requested by Borrower.

Article 10 – Tax

Each Party shall bear its own respective taxes and fulfil its respective tax compliance obligations, in accordance with the applicable tax laws, unless otherwise agreed in this agreement. In the event that applicable tax laws change, or new tax laws become effective, or if there is any change in the interpretation or application of such tax laws during the term of this agreement, one Party shall notify the other Party. The Parties shall make an equitable adjustments to such changes in good faith, and such adjustments, if any, shall be agreed by the Parties.

Article 11 – Miscellaneous Provisions

Any amendments to this Agreement, as well as any additions or deletions, shall be agreed in writing by both Parties.

Whenever possible, the provisions of this Agreement shall be interpreted in such a manner as to be valid and enforceable under the applicable law. However, if one or more provisions of this Agreement are found to be invalid, illegal or unenforceable, in whole or in part, the remainder of that provision and of this Agreement shall remain in full force and effect as if such invalid, illegal or unenforceable provision had never been contained herein.

The existence of this Agreement, and all matters contained herein, are confidential and shall not be disclosed externally unless required by the applicable law.

Article 12 – Application Law & Jurisdiction

All issues, questions and disputes concerning the validity, interpretation, enforcement, performance and termination of this Agreement shall be governed by and construed in accordance with law of Hong Kong, and the Parties, in the event of any legal disputes, agree to submit to the arbitration which shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “HKIAC”) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The award of the arbitration shall be final and binding upon the Parties.

Executed on 18th August, 2020 in two original copies, each Party acknowledging receipt of one.

FOR AND ON BEHALF OF THE LENDER: CTRIP.COM (HONG KONG) LIMITED

Dan Min Chen

Finance Associate Vice President

18th August, 2020

/s/ Dan Min Chen

FOR AND ON BEHALF OF THE BORROWER: MakeMyTrip FZ-LLC (UAE)

Mohit Kabra

Director

18th August, 2020

/s/Mohit Kabra